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                                                                    EXHIBIT 11.1

                                 JETFAX, INC.
                       COMPUTATION OF NET LOSS PER SHARE
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                    THREE MONTHS ENDED        SIX MONTHS ENDED
                                         JUNE 30,                  JUNE 30,
                                    ------------------        ----------------
                                     1997        1996          1997    1996 (3)
                                    -------    -------        ------  --------

Weighted average common shares
 outstanding:
  Common Stock.....................   3,717        961         2,359       --
  Common Stock equivalents issued
   pursuant to SAB 83 (1)..........   1,033      1,033         1,033       --
  Convertible Preferred Stock (2)..   4,566      6,294         5,430       --
  Common Stock issuable upon
   conversion of cumulative
   dividends on Series F
   Preferred Stock.................     118        144           132       --
                                   --------    -------      --------   ------
  Common and common equivalent
   shares used in computing pro
   forma loss per share............   9,434      8,432         8,954
                                   ========    =======      ========   ======
Net loss applicable to common
 stockholders:
  Net loss.........................$ (1,395)   $  (593)     $ (2,031)  $   --
  Less cumulative dividends on
   Series P Redeemable Preferred
   Stock...........................     (30)       (39)          (68)      --
                                   --------    -------      --------   ------
  Net loss applicable to common
   stockholders....................$ (1,425)   $  (632)     $ (2,099)  $   --
                                   ========    =======      ========   ======
Net loss per common and equivalent
 share.............................$  (0.15)   $ (0.07)     $  (0.23)  $   --
                                   ========    =======      ========   ======

(1) Pursuant to Securities and Exchange Commission's Staff Accounting Bulletin Number 83, all securities issued during the period from March 20, 1996 through the date of the initial filing of the Company's registration statement in connection with its initial public offering (March 21, 1997) are included in the calculation of common stock equivalents as if outstanding for all periods prior to the offering even if anti-dilutive. The common stock equivalents of options and warrants are computed under the treasury stock method, using the offering price of $9.00 per share and applicable exercise prices.

(2) The convertible Preferred Stock converted to common stock upon the closing of the Company's initial public offering effective June 10, 1997. The net loss per share is computed as if the conversion had occurred at the beginning of the period.

(3) As a result of the Company's change in its fiscal year end, the results for the six months ended June 30, 1996 include the last quarter of the prior fiscal year for which per share data is not presented pursuant to rules of the Securities and Exchange Commission.